BC FORM 53-901F

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

Item 1: Reporting Issuer
Augusta Resource Corporation (“Augusta” or the “Company”)
400 - 837 West Hastings Street
Vancouver, B.C. V6C 3N6

Item 2: Date of Material Change
January 23, 2005

Item 3: Press Release
January 24, 2005

Item 4: Summary of Material Change
The Company announces its 2006 Rosemont Deposit Mineral Resource Statement. Since acquiring the Rosemont property in June 2005, the Company has been on a fast-track program to complete drilling and produce a Canadian National Instrument 43-101 compliant resource estimate. The Company is currently conducting a pre-feasibility study in order to advance the development of the Rosemont copper project towards open-pit production.

Significant improvements are reflected in the Statement (excluding satellite deposits) when compared with the historic resource reported by Anamax (Pincock, Allen and Holt – 1977). The completion of the 2005 exploration program enabled the remodeling of the deposit and a new estimation of mineral resources. The following results reflect a potential single open pit, exclusive of the other satellite deposits on the property:

-	A 23% increase in copper pounds in the measured and indicated category (>=0.2% Cu) to bring the total copper in the measured and indicated category to 4.54 billion pounds;
-	An additional 1.3 billion pounds of copper in the inferred resources category (>=0.2% Cu);
-	A 16% increase in molybdenum (“moly”) pounds in measured and indicated, bringing the total to132 million pounds;
-	An additional 43 million pounds of moly in the inferred resources category;
-	Tonnage increased by 125 million tons in the measured and indicated category to a total of 442 million tons. Approximately 145 million tons were added in the inferred category;
-	The copper equivalent grade* in measured and indicated now stands at 0.73%CuEq (>= 0.2% total Cu) and 0.81% CuEq (>= 0.3% total Cu).

* Copper equivalent based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo.

Item 5: Full Description of Material Change
The Company today announced its 2006 Rosemont Deposit Mineral Resource Statement. Since acquiring the Rosemont property in June 2005, the Company has been on a fast-track program to complete drilling and produce a Canadian National Instrument 43-101 compliant resource estimate. The Company is currently conducting a pre-feasibility study in order to advance the development of the Rosemont copper project towards open-pit production.

Significant improvements are reflected in the Statement (excluding satellite deposits) when compared with the historic resource reported by Anamax (Pincock, Allen and Holt – 1977). The completion of the 2005 exploration program enabled the remodeling of the deposit and a new estimation of mineral resources. The following results reflect a potential single open pit, exclusive of the other satellite deposits on the property:

- A 23% increase in copper pounds in the measured and indicated category (>=0.2% Cu) to bring the total copper in the measured and indicated category to 4.54 billion pounds;

- An additional 1.3 billion pounds of copper in the inferred resources category (>=0.2% Cu);

- A 16% increase in molybdenum (“moly”) pounds in measured and indicated, bringing the total to132 million pounds;

- An additional 43 million pounds of moly in the inferred resources category;

- Tonnage increased by 125 million tons in the measured and indicated category to a total of 442 million tons. Approximately 145 million tons were added in the inferred category;

- The copper equivalent grade* in measured and indicated now stands at 0.73%CuEq (>= 0.2% total Cu) and 0.81% CuEq (>= 0.3% total Cu).

* Copper equivalent based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo.

Table 1: Measured Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	94,000 87,000 80,000	0.55 0.58 0.60	0.015 0.015 0.015	0.77 0.79 0.82	1,040 1,000 970	28 26 24	1,440 1,380 1,310

Table 2: Indicated Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	348,000 311,000 277,000	0.50 0.54 0.57	0.015 0.016 0.016	0.72 0.77 0.80	3,500 3,350 3,160	104 100 90	5,010 4,800 4,450

Table 3: Total Combined Measured and Indicated Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	442,000 398,000 357,000	0.51 0.55 0.58	0.015 0.016 0.016	0.73 0.78 0.81	4,540 4,350 4,130	132 126 114	6,450 6,180 5,760

Table 4: Inferred Resources

Cutoff	Tons (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	145,000 116,000 96,000	0.45 0.51 0.56	0.015 0.016 0.017	0.67 0.74 0.80	1,300 1,170 1,070	43 37 33	1,930 1,710 1,540

* Copper equivalent based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo. Tons refer to short tons (2000 lbs).

“It is very gratifying to see results from our drilling program confirming Rosemont as one of the best undeveloped open pit copper projects in the world and the only significant undeveloped one in the U.S.” said Gil Clausen, President of Augusta.

Mike Clarke, VP Exploration for Augusta, added, “The drilling we carried out in building this resource has added greatly to our understanding of the geology of the deposit. This experience will be applied to the exploration for extensions of the Rosemont deposit and satellite deposits. Our attention will focus first on an area of prime exploration potential that extends 1.4 km north of the Rosemont deposit to the Broadtop Butte prospect, where old Anamax drilling defined another significant historical copper/molybdenum resource on our property.”

A reported average silver grade of 7.2 g/ton was reported in the 2005 drill hole program. However, silver was assayed only sporadically in the historic work; therefore, there is insufficient data to categorize a silver resource at this time. The Company is excited about the silver potential of the deposit and further assay work is planned to establish a resource.

A new NI 43-101 report on the Rosemont Property will be available within 45 days on SEDAR at www.sedar.com.

Qualified Person
Augusta Resource Corporation has retained WLR Consulting, Inc. (WLRC) of Lakewood, Colorado to estimate the Rosemont Project mineral resources as a part of a pre-feasibility mining study that is presently in progress. The mineral resource estimation work was performed by or under the direction of Mr. William L. Rose, P.E., WLRC’s Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

Item 6: Reliance on section 85 (2) of the Act
This report is not confidential.

Item 7: Omitted Information
No information has been omitted in this regard.

Item 8: Senior Officers
Gil Clausen – President and CEO, Tel: 303-300-0134
Richard W. Warke – Chairman, Donald B. Clark – Chief Financial Officer, Purni Parikh – Corporate Secretary, Tel: 604.687.1717

Item 9: Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 26th day of January 2006.

/s/ “Purni Parikh”
Name: Purni Parikh
Title: Corporate Secretary